SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: February 3, 2014

BONSO ELECTRONICS

INTERNATIONAL INC.

(Translation of Registrant’s name into English)

Room 1404, 14F

Cheuk Nang Centre

9 Hillwood Road, Tsimshatsui, Hong Kong

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__ Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ___X__

Item 8.01. Other Events.

On February 3, 2014, Bonso Electronics International Inc. (“Bonso”), issued a press release advising that its Annual Meeting of Shareholders for the fiscal year ended March 31, 2013 ("Meeting") would be held at 11:00 a.m., local time, on March 7, 2014, at the offices of its China Subsidiary, at 10th Floor, Commercial Building, 2 Zheng Feng Bei Road, Fu Yong, Shenzhen, Guandong, China.

The press release noted that only shareholders of record at the close of business on January 31, 2014, would be entitled to notice of and to vote at the Meeting, and that the principal matters to be considered at the meeting would be the election of directors and ratification of the selection of auditors for the fiscal year ending March 31, 2014.

A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1.

As provided in General Instruction B.2 of SEC Form 8-K, such information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Exchange Act, whether made before or after the date hereof, except as expressly set forth by specific reference in such filing to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

  (d)           Exhibits:

No.	Description
99.1	Press Release dated February 3, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.

(Registrant)

Date: February 18, 2014	By: /s/ Henry F. Schlueter
Henry F. Schlueter, Assistant Secretary

EXHIBIT INDEX

No.	Description
99.1	Press Release dated February 3, 2014

Exhibit 99.1

Bonso Electronics Announces Annual Meeting

HONG KONG, Feb. 3, 2014 (GLOBE NEWSWIRE) -- Bonso Electronics International, Inc. (BNSO), a designer and manufacturer of sensor based products, announced today that the Annual Meeting of Shareholders for the fiscal year ended March 31, 2013 ("Meeting") will be held at 11:00 a.m., local time, on March 7, 2014, at the offices of its China Subsidiary, at 10th Floor, Commercial Building, 2 Zheng Feng Bei Road, Fu Yong, Shenzhen, Guandong, China.

Only shareholders of record at the close of business on January 31, 2014, will be entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. The principal matters to be considered at the meeting are the election of directors and ratification of the selection of auditors for the fiscal year ending March 31, 2014.

The company has elected to furnish proxy materials to its shareholders on the Internet. This approach will provide all shareholders with the appropriate information with minimum costs. Accordingly, a Notice of Internet Availability of Proxy Materials (the "Internet Notice") was sent to all shareholders of record and beneficial owners. All shareholders will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as "should,'' "intends,'' "is subject to,'' "expects,'' "will,'' "continue,'' "anticipate,'' "estimated,'' "projected,'' "may,'' "I or we believe,'' "future prospects,'' or similar expressions. Forward-looking statements made in this press release, which relate to the demand for our products, among other things, involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update "forward-looking" statements.

Contact:

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

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